April 12, 2006

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Mr. Decker,

Re:	Form 10-K for the fiscal year ended September 30, 2005; Form 10-Q for the quarter ended December 31, 2005 File No. 0-22026

We are responding to your comment letter dated February 27, 2006.

We understand that the SEC review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. We understand the Company is responsible for the adequacy and accuracy of the disclosures in our filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand the Company cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following responses are numbered to correspond to the comment number in your letter. As requested, we are responding to certain of the staff’s comments by presenting portions of our Form 10-K revised to show the effect of compliance with the staff’s comments. These revisions would be made in future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Company Performance Measures, page 19

2.

Please revise your presentation to provide a reconciliation of gross weekly rental revenue to total revenues. Please disclose the reasons why you believe the presentation of gross weekly rental revenue and performance percentage provide useful information to investors regarding your financial condition or results of operations. If applicable, please disclose the additional purposes for which you use these measures. Please also discuss the material limitations of these measures. Please refer to Item 10 of Regulation S-K.

Gross weekly rental revenue, or GWRR, is an operating measure by which management determines the company’s potential growth. Performance percentage also is an operating measure by which management projects the realization of that potential growth. GWRR is used and presented solely as an operating measure to enable investors to see through management’s eyes how well the company’s stores are performing in terms of increasing the raw number of agreements and increasing the dollar value of the merchandise rented to those customers, and in collecting the potential rental payments due under those agreements. Performance percentage is used and presented solely as an operating measure to enable investors to see through management’s eyes how the Company will realize (collect) that potential revenue. We do not believe that the performance measures “gross weekly rental revenue” or “performance percentage” as presented in the Form 10-K constitute non-GAAP financial measures within the meaning of Item 10 of Regulation S-K. GWRR as of a date means only the number of rental agreements as of that date multiplied by the potential weekly rent payable under those agreements. GWRR is a “snapshot” measure of the future potential revenue stream as of a specific point in time. Performance percentage as of a date means how much GWRR we expect to ultimately collect in the future. These are useful performance measures that allow management to know how many rental agreements have been entered into and the potential revenue rented and collected under those agreements on a comparative basis over time. GWRR and performance percentage are not presented to provide a comparison to the company’s GAAP revenues.

Fiscal 2005 Compared to Fiscal 2004, page 19

3.

Please discuss in greater detail the business reasons for the changes between periods in total revenues, advertising and occupancy expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in regards to total revenues, please individually quantify the amount of the increase that was attributable to the opening of 44 new stores, higher revenue-generating products and increasing rental rates on certain products. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

We will comply in future filings by revising the following MD&A sections:

Total Revenues. Total revenues increased $11.2 million to $515.9 million from $504.7 million. Rental revenue increased $15.9 million, of which $7.2 million is attributable to the opening of 44 new stores and $8.7 million is due to offering higher revenue-generating products and increasing rental rates on certain products. The $15.9 million increase in rental revenue is offset by a $7.6 million decrease in prepaid phone service revenue. Much of the $7.6 million decrease in prepaid phone service revenue is attributable to the loss of 6,000 DPI customers year over year due to an increase in competition. Other revenue increased $2.9 million, of which $1.2 million is attributable to the opening of 44 new stores. This increase is also due to a $1.9 million increase in cash sales of rental merchandise year over year. This increase in cash sales is attributable to continued efforts to better manage older, slower-moving merchandise through cash sales rather than write-offs.

Advertising. Advertising expense increased $1.2 million to $21.3 million in 2005 from $20.1 million in 2004. This increase is primarily attributable to $1.5 million in advertising expenses for new store grand openings offset by a net reduction of $0.3 of other marketing costs.

Occupancy. Occupancy expense increased to $37.6 million from $34.0 million. This increase is principally due to $0.8 million in general rent increases, a $0.4 million increase in maintenance expense resulting from a strategic initiative to improve and make consistent the appearance of the Company’s stores, and $2.0 million in occupancy expenses associated with the opening of 44 new stores.

Liquidity and Capital Resources, page 23

4.

Your disclosure highlights several debt covenants based on EBITDA. As noted in the response to question 10 in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures, if you believe the credit agreement is a material agreement, that the covenants are material terms of the credit agreement and that information about the covenants is material to an investor’s understanding of your financial condition and/or liquidity, you may be required to disclose the measure as calculated by the debt covenants as part of MD&A. Please tell us what consideration you gave to providing the disclosures discussed in the response to question 10 in the June 13, 2003 FAQ.

We will comply in future filings by adding the following table at the end of the “Financing Activities” discussion in the Liquidity and Capital Resources section of MD&A:

The table below shows the required and actual financial covenants as defined by the Company’s revolving credit facility at September 30, 2005.

	Required	Actual
Maximum leverage ratio	4.75:1	4.58:1
Minimum fixed charge coverage ratio	1.25:1	1.46:1
Minimum rental merchandise usage	74	81
Maximum capital expenditures	$22.5 million	$20.6 million
Minimum consolidated net worth	$109.7 million	$124.8 million
Minimum EBITDA	$55.0 million	$57.6 million

If the Company fails to comply with these covenants, the Company will be in default under this commitment, and all amounts would become due immediately. The Company is in compliance with all of these covenants at September 30, 2005.

We believe this disclosure addresses:

o	The amount or limit required for compliance with the covenants, and

o	The actual or reasonably likely effects of compliance or non-compliance with the covenant or the Company’s financial condition and liquidity.

We believe the disclosures that currently exist in our Form 10-K adequately address the materiality of the credit agreement and the covenants.

Contractual Obligations, page 25

5.

Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

We will comply in future filings by revising the table of contractual cash obligations to read as follows:

Contractual Cash Obligations	Total	Due in less than one year	Due in 1 - 3 years	Due in 4 - 5 years	Due after 5 years
Senior secured notes	$ 205,000	$ --	$ --	$ 205,000	$ --
Revolving credit facility (1)	19,000	19,000	--	--	--
Capital lease obligations	19,409	6,309	12,364	736	--
Music rights obligation	1,700	400	1,300	--	--
Operating leases	94,559	28,111	52,269	9,450	729
Notes payable	29	24	5	--	--
Interest payable	123,168	25,040	73,753	24,375	--

Total cash obligations	$ 462,865	$ 78,884	$ 143,691	$ 239,561	$ 729

(1) The revolving credit facility matures June 2, 2008.

The revolving credit facility bears interest at a rate per annum equal to an applicable margin plus LIBOR adjusted for a reserve percentage. The interest payable attributable to the revolving credit facility includes the interest payable under the borrowing contracts in place at September 30, 2005. Interest payments on the senior secured notes are $12.2 million payable on each June 15 and December 15.

Item - 8 Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36

6.	Please tell us how you have classified proceeds from rental equipment sales and dispositions.

The purchases of rental merchandise and proceeds from rental merchandise sales are considered ordinary course of business revenues because we are a rent-to-own retail company. Because these sales are considered ordinary course of business type sales, they are included in net income in cash flows from operating activities. We will break out the carrying value of rental merchandise sales and disposals as a separate line item in our cash flow statement in cash flows from operating activities in future filings.

7.

We note that you have separately presented net cash used in discontinued operations within the operating activities section. Please tell us how you have classified cash flows provided by (used in) discontinued operations related to investing and financing activities.

The Company does not have any cash flows provided by (used in) discontinued operations related to investing and financing activities.

8.

You disclose on page 38 that you included cash overdrafts in accounts payable on your balance sheet. Please tell us how you have classified the change in the cash overdraft in your statement of cash flows. Please also tell us whether these represent actual overdrafts or held checks.

The cash overdraft represents checks issued that have not yet cleared the bank. There were no overdrafts, which resulted in negative bank balances. The change in cash overdraft is included in the change in accounts payable on the statement of cash flows.

9.

Please provide us with additional information to help us understand the appropriateness of your classification of the payments on the class action lawsuit note payable as a financing activity. Please refer to paragraph 23(e) of SFAS 95.

The class action lawsuit settlement provided for an unsecured subordinated interest-bearing note payable, which we have been reporting as debt in our financial statements. Accordingly we classified payments on this debt as a financing activity.

Note 1 - Summary of Significant Accounting Policies, page 37

Rental Merchandise, Rental Revenue and Depreciation, page 37

10.	Please revise to disclose the period over which you depreciate electronic game systems.

We will comply in future filings by revising the third paragraph under the discussion of the accounting policy for Rental Merchandise, Rental Revenue and Depreciation to disclose that electronic game systems are depreciated over 6-18 months.

Intangible Assets, page 38

11.	Please disclose the amortization period for the customer list that you present in Note 6.

We will comply in future filings by disclosing that customer lists are being amortized over 22 months.

Note 12 - Convertible Preferred Stock, page 50

12.

Please provide us with additional information to help us understand the basis for your conclusions regarding the accounting treatment for the convertibility feature of your convertible preferred stock and the option to purchase 500 additional shares of convertible preferred stock. Please include specific references to help us understand the appropriate treatment based on your conclusions.

Upon a change in control of the Company, the holders of the Series A preferred shares have an option to redeem their shares at a price which is at a premium price as disclosed on page 52 of the Form 10-K.

We consulted the requirements of EITF 00-19 paragraphs 12-32 to determine whether the embedded derivative instrument (conversion option) is an equity instrument and thereby excluded from the scope of Statement 133. The Company does not meet the requirements of paragraph 27 of EITF 00-19 since the preferred holders rights rank higher than those of a shareholder upon change of control, and the holders can require the company to effectively net cash settle in addition to issuance of shares upon conversion.

As the preferred stock has an embedded conversion option that does not meet the FAS 133 scope exception, the conversion option has been separated from its host contract and recorded as a liability at fair value.

Option to purchase additional preferred shares:

The Buyers had the option to purchase up to an additional 500 shares of preferred stock at $10,000 per share. The Buyers may convert the additional preferred shares at any time into shares of Common Stock.

It was concluded that this transaction was considered a written call option and was considered a derivative instrument in accordance with SFAS No. 133. This written call option had an underlying and a notional amount (500 shares at $10,000), required no initial net investment, and required and/or permitted net settlement, which was readily convertible into cash.

The consensus in EITF 00-19 are to be applied to all freestanding derivative instruments that are indexed to, and potentially settled in, a company's own stock, including written call options. The initial balance sheet classification of the contracts addressed in EITF 00-19 generally is based on the concept that contracts which require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. Accordingly, contracts that require physical settlement or net-share settlement and contracts that give the counterparty a choice of net-cash settlement or settlement in its own shares, should be classified as equity and contracts that require net-cash settlement and contracts that give the company a choice of net-cash settlement or settlement in shares should be classified as either an asset or liability. In accordance with EITF 00-19, contracts should be initially measured at fair value and subsequently accounted for based on the current classification described above (i.e. those accounted for as liabilities are marked to market and those accounted for as equity are not).

The option allowed the Buyer to deliver a specified amount of cash ($5 million) to Rent-Way and in turn, Rent-Way agreed to deliver a specified number of Preferred Stock (500 shares) to the Buyers. Thus, this transaction would be considered a physical settlement in accordance with EITF 00-19, paragraph 1. Therefore, the contract should be initially measured at fair value and reported in permanent equity and subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity in accordance with EITF 00-19, paragraph 9.

All of the conditions as outlined in EITF 00-19, paragraphs 12-32 were met, the Company bifurcated this written call option derivative to purchase the additional preferred shares, from the initial $15 million of preferred stock and recorded the option to purchase additional preferred shares at its fair value as permanent equity, in accordance with EITF 00-19, paragraph 9.

13.	Please also provide us with additional information to understand how your presentation of the convertible preferred shares is consistent with paragraph 9 of SFAS 150.

Paragraph 9 of FAS 150, states "a financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event certain to occur." Appendix A9 gives an example of a conditionally redeemable instrument, where "an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of shares during the first 10 years. Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder's not exercising its options to convert into common shares."

Rent-Way's preferred stock follows the example in A9 of FAS 150 discussed above. The Rent-Way preferred stock may be redeemed at the option of the holders anytime from the issuance date to the redemption date of June 2, 2011. Therefore, the redemption is conditional on the holders not exercising their conversion option.

Appendix A9 includes a footnote 15 that states if the conversion option is non-substantive, for example, if the conversion price is extremely high in relation to the current price, it should be disregarded. At inception, the conversion option was a substantive feature of the preferred stock.

Note 14 - Insurance Charge and Recovery, page 53

14.	Please disclose the statement of operations line item in which the retrospective adjustments are included.

We will comply in future filings by disclosing that the retrospective adjustments are included in other operating expense on the Statement of Operations.

Note 15 - Commitments and Contingencies, page 53

15.	Regarding the initial claims totaling $2,885,000, if true, please confirm that the claims did not meet both of the criteria set forth in paragraph 8 of SFAS 5 for accrual as a liability.

Of the initial claims totaling $2,885,000, $325,000 was deemed probable as to the incurrence of a liability and therefore a charge to income and the accrual of a liability was recorded for this amount as disclosed in Note 15 to the financial statements. We confirm that the remaining $2,560,000 does not meet both of the criteria set forth in paragraph 8 of SFAS 5 for accrual as a liability.

Note 23 - Segment Information, page 58

16.

Please separately disclose revenues from the sale of merchandise, merchandise rentals, prepaid phone service, liability damage waivers and preferred customer club fees. Please refer to paragraph 37 of SFAS 131.

We will comply with this comment in future filings by revising the segment disclosure as follows:

	Household Rental Segment	Prepaid Telephone Service Segment	Total Segments
For the year ended, September 30, 2005

Rental revenues	$433,189	$ --	$433,189
Prepaid phone service revenue	--	--	17,389
Sales of merchandise	12,949	--	12,949
Customer club fee revenue	25,500	--	25,500
Liability damage waiver fee revenue	9,010	--	9,010
Other revenues	17,854	--	17,854

Total revenues	498,502	17,389	515,891
Operating income	40,016	712	40,728
Net income	9,699	753	10,452
Total Assets	457,485	3,000	460,485

Exhibit 12.1

17.

It is unclear why you have not calculated a preference security dividend and included this dividend as a fixed charge in your ratio of earnings to fixed charges calculation. See Item 503(d) of Regulation S-K.

The company presents the ratio of earnings to fixed charges as an exhibit to its annual and quarterly reports on a voluntary basis in order to provide additional information to investors, including holders of the company’s outstanding senior secured notes. These notes were issued in a registered exchange offer on Form S-4 in December 2003. The Form S-4 included as exhibit 12.1, a ratio of earnings to fixed charges, is required by item 503(d) of Regulation S-K. The ratio of earnings to fixed charges presented by the company in the Form 10-K is meant to update the ratio presented in the Form S-4 and relates to previously registered debt securities and not to preference equity securities. Therefore, it is appropriate that no preference security dividend charge is presented.

Exhibit 31

18.

Please revise your certifications to conform to the exact language stated in Item 601(b)(31) of Regulation S-K. See also the SEC Release No. 34-46427. For example, please change your references from “annual report” to “report.” Please note that this comment also applies to your quarterly filings on Form 10-Q.

We will provide that the Exhibit 31 certifications in all future annual and quarterly reports conform to the exact language stated in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

Item 4A. Controls and Procedures, page 32

19.

We note that you define disclosure controls and procedures as those controls and procedures that are “effective to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules Rules 13a-15(e) and 15d-15(e). Please supplement your current disclosure to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

We note the staff’s comment. We confirm that our Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were effective as of December 31, 2005. We believe that our disclosures at Item 4A were appropriate. The first sentence of Exchange Act Rule 13a-15(e) gives the meaning of “disclosure controls and procedures.” The second sentence, which the staff cites in its comment, describes what “disclosure controls and procedures” include, without limitation. We do not believe our failure to include the elaboration of the meaning contained in the second sentence can reasonably be read as implying any limitation on the evaluation that was performed or the conclusions reached by our CEO and CFO with respect to those controls and procedures. This is especially so since the second sentence of 13a-15(e) clearly does not expand, but merely elaborates on the very broad meaning of “disclosure controls and procedures” contained in the first sentence of the subsection. We will provide in all future annual and quarterly filings that to the extent we set forth a description or definition of “disclosure controls and procedures”,that such description or definition will be complete in accordance with Securities Exchange Act Rules 13a-15(e) and 15d-15(e).

Please note that the audit committee has reviewed and approved the Company’s responses included in this letter. We thank you for your comments. Please direct any questions to me at One RentWay Place; Erie, Pa 16505; telephone number (814) 461-5258, or by facsimile (814) 461-5411.

Sincerely,

/s/ John A. Lombardi

John A. Lombardi
Senior Vice President and Chief Financial Officer